40-33

811-126

SEWARD & KISSEL LLP
1200 G STREET, N.W.
WASHINGTON, D.C. 20005

WRITER'S E-MAIL

TELEPHONE: (202) 737-8833
FACSIMILE: (202) 737-5184
WWW.SEWKIS.COM

ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 10004
TELEPHONE: (212) 574-1200
FACSIMILE: (212) 480-8421

03040812

PROCESSED
DEC 16 2003
THOMSON FINANCIAL

December 9, 2003

RECD S.E.C.
DEC 9 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: AllianceBernstein Mutual Funds

Dear Sir or Madam:

Enclosed please find a copy of a class action complaint filed in the United States District Court for the Southern District of New York on December 3, 2003 by Patrice H. Oster against the AllianceBernstein Mutual Funds listed in Appendix A (the "Funds") and the Funds' affiliated parties listed in Appendix B. The Funds make this filing pursuant to Section 33 of the Investment Company Act of 1940, as amended.

Sincerely,

Paul M. Miller

Enclosure

CC: Keith A. O'Connell
Stephen Laffey

APPENDIX A

AllianceBernstein Mutual Funds

Name	Registration No.	CIK No.
AllianceBernstein Growth & Income Fund, Inc.	811-00126	0000029292
AllianceBernstein Health Care Fund, Inc.	811-09329	0001085421
AllianceBernstein Disciplined Value Fund, Inc.	811-09687	0001090504
AllianceBernstein Mid-Cap Growth Fund, Inc.	811-00204	0000019614
AllianceBernstein Real Estate Investment Fund, Inc.	811-07707	0001018368
The AllianceBernstein Portfolios - AllianceBernstein Growth Fund	811-05088	0000812015
AllianceBernstein Select Investor Series, Inc. - Biotechnology Portfolio - Technology Portfolio - Premier Portfolio	811-09176	0001062417
AllianceBernsteinTrust - AllianceBernstein Small Cap Value Fund - AllianceBernstein Value Fund - AllianceBernstein Global Value Fund - AllianceBernstein International Value Fund	811-10221	0001129870
AllianceBernstein Premier Growth Fund, Inc.	811-06730	0000889508
AllianceBernstein Quasar Fund, Inc.	811-01716	0000081443
AllianceBernstein Technology Fund, Inc.	811-03131	0000350181
AllianceBernstein Utility Income Fund, Inc.	811-07916	0000910036
AllianceBernstein Balanced Shares, Inc.	811-00134	0000069752
AllianceBernstein Blended Style Series, Inc. - U.S. Large Cap Portfolio	811-21081	0001172221
AllianceBernstein All Asia Investment Fund, Inc.	811-08776	0000930438
AllianceBernstein Greater China '97 Fund, Inc.	811-08201	0001038457
AllianceBernstein International Premier Growth Fund, Inc.	811-08527	0001050658
AllianceBernstein Global Small Cap Fund, Inc.	811-01415	0000095669
AllianceBernstein New Europe Fund, Inc.	811-06028	0000859605
AllianceBernstein Worldwide Privatization Fund, Inc.	811-08426	0000920701
AllianceBernstein Americas Government Income Trust, Inc.	811-06554	0000883676
AllianceBernstein Bond Fund, Inc. - Corporate Bond Portfolio - Quality Bond Portfolio - U.S. Government Portfolio	811-02383	0000003794
AllianceBernstein Emerging Market Debt Fund, Inc.	811-08188	0000915845
AllianceBernstein Global Strategic Income Trust, Inc.	811-07391	0001002718
AllianceBernstein High Yield Fund, Inc.	811-09160	0001029843
AllianceBernstein Multi-Market Strategy Fund, Inc.	811-06251	0000873067

Sanford C. Bernstein Fund, Inc. - Short Duration Portfolio - Intermediate California Municipal Portfolio - Intermediate Diversified Municipal Portfolio - Intermediate New York Municipal Portfolio	811-05555	0000832808
AllianceBernstein Municipal Income Fund, Inc. - National Porfolio - California Portfolio - Insured California Portfolio - Insured National Portfolio - New York Portfolio	811-04791	0000798737
AllianceBernstein Municipal Income Fund II - Arizona Portfolio - Florida Portfolio - Massachusetts Portfolio - Michigan Portfolio - Minnesota Portfolio - New Jersey Portfolio - Ohio Portfolio - Pennsylvania Portfolio - Virginia Portfolio	811-07618	0000899774

APPENDIX B

Affiliated Parties of AllianceBernstein Mutual Funds

Name	CIK No.	Registration No.	IARD No.
Alliance Capital Management Holding L.P.	0000825313	001-09818 801-32361	106998
Alliance Capital Management Corporation	N/A	801-39910	107445
Alliance Capital Management L.P.	N/A	801-56720	108477
AXA Financial, Inc.	0000880002	001-11166	N/A
Gerald Malone, Senior Vice President of Alliance Capital Management L.P. and Portfolio Manager	N/A	N/A	N/A

IN THE UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

PATRICE H. OSTER, individually and on behalf of all others similarly situated,

Plaintiff,

-vs-

ALLIANCE CAPITAL MANAGEMENT HOLDINGS L.P., ALLIANCE CAPITAL MANAGEMENT CORPORATION, ALLIANCE CAPITAL MANAGEMENT L.P., AXA FINANCIAL, INC., ALLIANCEBERNSTEIN GROWTH & INCOME FUND, ALLIANCEBERNSTEIN HEALTH CARE FUND, ALLIANCEBERNSTEIN DISCIPLINED VALUE FUND, ALLIANCEBERNSTEIN MID-CAP GROWTH, ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT FUND, ALLIANCEBERNSTEIN GROWTH FUND, ALLIANCEBERNSTEIN SELECT INVESTOR SERIES BIOTECHNOLOGY PORTFOLIO, ALLIANCEBERNSTEIN SMALL CAP VALUE FUND, ALLIANCEBERNSTEIN PREMIER GROWTH FUND, ALLIANCEBERNSTEIN SELECT INVESTOR SERIES TECHNOLOGY PORTFOLIO, ALLIANCEBERNSTEIN VALUE FUND, ALLIANCEBERNSTEIN QUASAR FUND, ALLIANCEBERNSTEIN SELECT INVESTOR SERIES PREMIER PORTFOLIO, ALLIANCEBERNSTEIN UTILITY INCOME FUND, ALLIANCEBERNSTEIN BALANCED SHARES, ALLIANCEBERNSTEIN DISCIPLINED VALUE FUND, ALLIANCEBERNSTEIN INTERNATIONAL VALUE FUND, ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT FUND, ALLIANCEBERNSTEIN SMALL CAP VALUE FUND, ALLIANCEBERNSTEIN

Civ. No. 03 CV 9606

Class Action

COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS

Plaintiff Demands a Trial by Jury

UTILITY INCOME FUND,
ALLIANCEBERNSTEIN VALUE FUND,
ALLIANCEBERNSTEIN U.S. LARGE CAP
PORTFOLIO, GLOBAL &
INTERNATIONAL STOCK FUNDS.,
ALLIANCEBERNSTEIN ALL-ASIA
INVESTMENT FUND,
ALLIANCEBERNSTEIN GLOBAL VALUE
FUND, ALLIANCEBERNSTEIN GREATER
CHINA XXXX97 FUND,
ALLIANCEBERNSTEIN INTERNATIONAL
PREMIER GROWTH FUND,
ALLIANCEBERNSTEIN INTERNATIONAL
VALUE FUND, ALLIANCEBERNSTEIN
GLOBAL SMALL CAP FUND,
ALLIANCEBERNSTEIN NEW EUROPE
FUND, ALLIANCEBERNSTEIN
WORLDWIDE PRIVATIZATION FUND;
ALLIANCE-BERNSTEIN SELECT
INVESTOR SERIES BIOTECHNOLOGY
PORTFOLIO, ALLIANCE-BERNSTEIN
SELECT INVESTOR SERIES PREMIER
PORTFOLIO, ALLIANCEBERNSTEIN
SELECT INVESTOR SERIES
TECHNOLOGY PORTFOLIO,
ALLIANCEBERNSTEIN AMERICAS
GOVERNMENT INCOME TRUST,
ALLIANCEBERNSTEIN BOND FUND
CORPORATE BOND PORTFOLIO,
ALLIANCE-BERNSTEIN BOND FUND
QUALITY BOND PORTFOLIO,
ALLIANCEBERNSTEIN BOND FUND U.S.
GOVERNMENT PORTFOLIO,
ALLIANCEBERNSTEIN EMERGING
MARKET DEBT FUND,
ALLIANCEBERNSTEIN GLOBAL
STRATEGIC INCOME TRUST, ALLIANCE-
BERNSTEIN HIGH YIELD FUND,
ALLIANCE-BERNSTEIN MULTI-MARKET
STRATEGY TRUST,
ALLIANCEBERNSTEIN SHORT
DURATION, ALLIANCEBERNSTEIN
INTERMEDIATE CALIFORNIA MUNI
PORTFOLIO, ALLIANCEBERNSTEIN
INTERMEDIATE DIVERSIFIED MUNI
PORTFOLIO, ALLIANCEBERNSTEIN

INTERMEDIATE NEW YORK MUNI PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND NATIONAL PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND ARIZONA PORTFOLIO, ALLIANCE- BERNSTEIN MUNI INCOME FUND CALIFORNIA PORTFOLIO, ALLIANCE- BERNSTEIN MUNI INCOME FUND INSURED CALIFORNIA PORTFOLIO, ALLIANCE-BERNSTEIN MUNI INCOME FUND INSURED NATIONAL PORTFOLIO, ALLIANCE- BERNSTEIN MUNI INCOME FUND FLORIDA PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND MASSACHUSETTS PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND MICHIGAN PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND MINNESOTA PORTFOLIO, ALLIANCE- BERNSTEIN MUNI INCOME FUND NEW JERSEY PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND NEW YORK PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND OHIO PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND PENNSYLVANIA PORTFOLIO, ALLIANCE- BERNSTEIN MUNI INCOME FUND VIRGINIA PORTFOLIO, ALLIANCEBERNSTEIN TECHNOLOGY FUND INC., ALLIANCE-BERNSTEIN GROWTH & INCOME FUND, INC., ALLIANCEBERNSTEIN HEALTH CARE FUND INC., ALLIANCEBERNSTEIN DISCIPLINED VALUE FUND, INC., ALLIANCEBERNSTEIN MID-CAP GROWTH, INC., ALLIANCE-BERNSTEIN REAL ESTATE INVESTMENT FUND, INC., ALLIANCEBERNSTEIN GROWTH FUND, INC., ALLIANCEBERNSTEIN SELECT INVESTOR SERIES BIOTECHNOLOGY PORTFOLIO, INC., ALLIANCEBERNSTEIN SMALL CAP VALUE FUND, INC., ALLIANCE- BERNSTEIN PREMIER GROWTH FUND, INC.,

ALLIANCEBERNSTEIN SELECT
INVESTOR SERIES TECHNOLOGY
PORTFOLIO, INC., ALLIANCEBERNSTEIN
VALUE FUND, INC.,
ALLIANCEBERNSTEIN QUASAR FUND,
INC., ALLIANCEBERNSTEIN SELECT
INVESTOR SERIES PREMIER
PORTFOLIO, INC., ALLIANCEBERNSTEIN
UTILITY INCOME FUND, INC.,
ALLIANCEBERNSTEIN BALANCED
SHARES, INC., ALLIANCE- BERNSTEIN
DISCIPLINED VALUE FUND, INC.,)
ALLIANCEBERNSTEIN GLOBAL VALUE
FUND, INC., ALLIANCEBERNSTEIN
INTERNATIONAL VALUE FUND, INC.,
ALLIANCEBERNSTEIN REAL ESTATE
INVESTMENT FUND, INC., ALLIANCE-
BERNSTEIN SMALL CAP VALUE FUND,
INC., ALLIANCEBERNSTEIN UTILITY
INCOME FUND, INC.,
ALLIANCEBERNSTEIN VALUE FUND,
INC., ALLIANCEBERNSTEIN BLENDED
STYLE -U.S. LARGE CAP PORTFOLIO,
INC., GLOBAL & INTERNATIONAL
STOCK FUNDS, INC.,
ALLIANCEBERNSTEIN ALL-ASIA
INVESTMENT FUND, INC., ALLIANCE-
BERNSTEIN GLOBAL VALUE FUND,
INC., ALLIANCEBERNSTEIN GREATER
CHINA "97 FUND, INC.,
ALLIANCEBERNSTEIN INTERNATIONAL
PREMIER GROWTH FUND, INC.,
ALLIANCEBERNSTEIN INTERNATIONAL
VALUE FUND, INC.,
ALLIANCEBERNSTEIN GLOBAL SMALL
CAP FUND, INC., ALLIANCE-BERNSTEIN
NEW EUROPE FUND, INC.,
ALLIANCEBERNSTEIN WORLDWIDE
PRIVATIZATION FUND, INC., ALLIANCE-
BERNSTEIN SELECT INVESTOR SERIES
BIOTECHNOLOGY PORTFOLIO, INC.,
ALLIANCEBERNSTEIN SELECT
INVESTOR SERIES PREMIER
PORTFOLIO, INC., ALLIANCEBERNSTEIN
SELECT INVESTOR SERIES
TECHNOLOGY PORTFOLIO, INC.,

ALLIANCEBERNSTEIN AMERICAS GOVERNMENT INCOME TRUST, INC., ALLIANCEBERNSTEIN BOND FUND CORPORATE BOND PORTFOLIO, INC., ALLIANCEBERNSTEIN BOND FUND QUALITY BOND PORTFOLIO, INC., ALLIANCE- BERNSTEIN BOND FUND U.S. GOVERNMENT PORTFOLIO, INC., ALLIANCEBERNSTEIN EMERGING MARKET DEBT FUND, INC., ALLIANCEBERNSTEIN GLOBAL STRATEGIC INCOME TRUST, INC., ALLIANCEBERNSTEIN HIGH YIELD FUND, INC., ALLIANCE- BERNSTEIN MULTI-MARKET STRATEGY TRUST, INC., ALLIANCEBERNSTEIN SHORT DURATION, INC., ALLIANCEBERNSTEIN INTERMEDIATE CALIFORNIA MUNI PORTFOLIO, INC., ALLIANCEBERNSTEIN INTERMEDIATE DIVERSIFIED MUNI PORTFOLIO, INC., ALLIANCEBERNSTEIN INTERMEDIATE NEW YORK MUNI PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND NATIONAL PORTFOLIO, INC., ALLIANCEBERNSTEIN MUNI INCOME FUND ARIZONA PORTFOLIO, INC., ALLIANCE- BERNSTEIN MUNI INCOME FUND CALIFORNIA PORTFOLIO, INC., ALLIANCE- BERNSTEIN MUNI INCOME FUND INSURED CALIFORNIA PORTFOLIO, INC., ALLIANCE BERNSTEIN MUNI INCOME FUND INSURED NATIONAL PORTFOLIO, INC., ALLIANCE-BERNSTEIN MUNI INCOME FUND FLORIDA PORTFOLIO, INC., ALLIANCEBERNSTEIN MUNI INCOME FUND MASSACHUSETTS PORTFOLIO, INC., ALLIANCEBERNSTEIN MUNI INCOME FUND MICHIGAN PORTFOLIO, INC., ALLIANCEBERNSTEIN MUNI INCOME FUND MINNESOTA PORTFOLIO, INC., ALLIANCEBERNSTEIN MUNI INCOME FUND NEW JERSEY PORTFOLIO, INC., ALLIANCE- BERNSTEIN MUNI INCOME FUND NEW

YORK PORTFOLIO, INC., ALLIANCEBERNSTEIN MUNI INCOME FUND OHIO PORTFOLIO, INC., ALLIANCEBERNSTEIN MUNI INCOME FUND PENNSYLVANIA PORTFOLIO, INC., ALLIANCEBERNSTEIN MUNI INCOME FUND VIRGINIA PORTFOLIO, INC., GERALD MALONE, CHARLES SCHAFFRAN, ACM TECHNOLOGY PARTNERS LLP, EDWARD J. STERN, CANARY INVESTMENT MANAGEMENT, LLC, CANARY CAPITAL PARTNERS, LTD., and JOHN DOES 1 THROUGH 100,

Defendants.

CLASS ACTION COMPLAINT

Except for those allegations specifically relating to Plaintiff and their counsel, Plaintiff makes the allegations in this complaint based on the facts alleged herein and on the investigation of Plaintiff's counsel, which investigation included analysis of Securities and Exchange Commission ("SEC") filings, news reports, press releases and other publicly available information. Plaintiff believes that further substantial evidentiary support will exist for the allegations set forth below after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a securities fraud class action brought on behalf of a class (the "Class") of purchasers, redeemers and holders of the mutual fund shares that are the subject of this lawsuit who held, purchased or otherwise acquired shares of the AllianceBernstein family of funds (i.e., the AllianceBernstein Mutual Funds as defined in the caption set forth above) between October 2, 1998 and September 29, 2003 (the □Class Period"), and who were damaged thereby (the "Class Members"). Plaintiff seeks to pursue remedies under the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Company Act of 1940 and for common law breach of fiduciary duties.

2. During the Class Period, Defendants repeatedly engaged in unlawful and misleading conduct designed so that Defendants would receive an unfair financial advantage to the detriment of Plaintiff and other Class Members. In contravention of their fiduciary responsibilities and disclosure obligations, Defendants failed to properly disclose that select favored investors were improperly allowed to trade in and out of mutual funds and to exploit short-term moves and inefficiencies in the manner in which the mutual funds price their shares, to the detriment of unsuspecting long-term investors.

JURISDICTION AND VENUE

3. This Court has jurisdiction over the claims asserted herein pursuant to 15 U.S.C. §78aa and 28 U.S.C. §1331. The claims arise under sections 10(b) and 20(a) of the Securities and Exchange Act of 1934 (15 U.S.C. §78j(b) and §78t(a)) (the "Exchange Act"), and Rule 10b-5 (17 C.F.R. §240.10b-5) promulgated thereunder by the Securities and Exchange Commission (the "Securities Act"). In addition, this action arises under Section 36 of the Investment Company Act (15 U.S.C. §80a-35) and Section 80b-14 of the Investment Advisers Act (15 U.S.C. §80b-14).

4. Venue is proper in this District pursuant to section 28 U.S.C. §1391(b) and (c). A substantial number of the wrongful acts and transactions giving rise to the violations complained of herein occurred in this District.

5. Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, the United States mails, interstate telephone communications and the facilities of the national securities markets in connection with the wrongs set forth herein.

PARTIES

6. Plaintiff, Patrice H. Oster, purchased and owned shares of AllianceBernstein Small Cap Value Fund during the Class Period, as more fully set forth in the attached certification which is incorporated by this reference, and was damaged thereby as more specifically alleged herein. The named plaintiff and the putative class are hereinafter collectively referred to as "Plaintiff."

7. Defendant Alliance Capital Management Holdings L.P. is a diversified investment management services company which conducts its business through Alliance Capital Management L.P. and has its principal place of business within this judicial district at 1345 Avenue of Americas, New York, NY 10105.

8. Defendant Alliance Capital Management Corporation is a diversified investment management services company which has its principal place of business within this judicial district at 1345 Avenue of Americas, New York, NY 10105.

9. Defendant Alliance Capital Management L.P. ("ACM") provides diversified investment management and related services around the globe to a broad range of clients including institutional investors, private clients as well as individual and institutional investors. ACM also provides a plethora of investment products with expertise in both growth- and value-oriented strategies, coupled with a fixed income capability in both taxable and tax-exempt securities. ACM operates in the following four business segments: Institutional Investment Management Services, Private Client Services, Retail Services and Institutional Research Services. ACM maintains its principal place of business within this judicial district at 1345 Avenue of Americas, New York, NY 10105.

10. Defendant AXA Financial, Inc. ("AXA") is in the business of providing financial protection and wealth management services. AXA conducts its business primarily in western Europe, North America and the Asia-Pacific region and to a lesser extent, in other regions including the Middle East, Africa and South America. AXA is a Delaware corporation with its principal place of business within this judicial district at 1290 Avenue of the Americas, New York, NY 10104.

11. Defendants Alliance Capital Management Holdings L.P., Alliance Capital Management Corporation, ACM and AXA shall hereafter be collectively referred to as "Alliance Capital."

12. Defendant AllianceBernstein Technology Fund (the "AB Tech Fund") is a mutual fund that is registered under the Investment Company Act and managed by Alliance Capital with

its principal place of business at 1345 Avenue of the Americas, New York, NY 10105. The main focus of the AB Tech Fund is capital appreciation, current income is incidental. The fund generally invests 80% or more of assets in the securities of companies that are expected to benefit from technological advances and improvements. Although the AB Tech Fund generally invests all assets in equity securities, on occasion it purchases debt securities and preferred stocks with price-appreciation potential. The AB Tech Fund has also been known to seek income by writing call options. It has invested up to 10% of assets in foreign securities. Currently, the AB Tech Fund has assets totaling $3.2 billion under management.

13. Defendants AllianceBernstein Technology Fund, AllianceBernstein Growth & Income Fund, AllianceBernstein Health Care Fund, AllianceBernstein Disciplined Value Fund, AllianceBernstein Mid-Cap Growth, AllianceBernstein Real Estate Investment Fund, AllianceBernstein Growth Fund, AllianceBernstein Select Investor Series Biotechnology Portfolio, AllianceBernstein Small Cap Value Fund, AllianceBernstein Premier Growth Fund, AllianceBernstein Select Investor Series Technology Portfolio, AllianceBernstein Value Fund, AllianceBernstein Quasar Fund, AllianceBernstein Select Investor Series Premier Portfolio, AllianceBernstein Utility Income Fund, AllianceBernstein Balanced Shares, AllianceBernstein Disciplined Value Fund, AllianceBernstein International Value Fund, AllianceBernstein Real Estate Investment Fund, AllianceBernstein Small Cap Value Fund, AllianceBernstein Utility Income Fund, AllianceBernstein Value Fund, AllianceBernstein U.S. Large Cap Portfolio, Global & International Stock Funds, AllianceBernstein All-Asia Investment Fund, AllianceBernstein Global Value Fund, AllianceBernstein Greater China "97 Fund, AllianceBernstein International Premier Growth Fund, AllianceBernstein International Value Fund, AllianceBernstein Global Small Cap Fund, AllianceBernstein New Europe Fund, AllianceBernstein Worldwide Privatization Fund, AllianceBernstein Select Investor Series Biotechnology Portfolio, AllianceBernstein Select Investor Series Premier Portfolio, AllianceBernstein Select Investor Series Technology Portfolio, AllianceBernstein Americas Government Income Trust, AllianceBernstein Bond Fund Corporate Bond Portfolio,

AllianceBernstein Bond Fund Quality Bond Portfolio, AllianceBernstein Bond Fund U.S. Government Portfolio, AllianceBernstein Emerging Market Debt Fund, AllianceBernstein Global Strategic Income Trust, AllianceBernstein High Yield Fund, Alliance-Bernstein Multi-Market Strategy Trust, AllianceBernstein Short Duration, AllianceBernstein Intermediate California Muni Portfolio, AllianceBernstein Intermediate Diversified Muni Portfolio, AllianceBernstein Intermediate New York Muni Portfolio, AllianceBernstein Muni Income Fund National Portfolio, AllianceBernstein Muni Income Fund Arizona Portfolio, AllianceBernstein Muni Income Fund California Portfolio, AllianceBernstein Muni Income Fund Insured California Portfolio, AllianceBernstein Muni Income Fund Insured National Portfolio, AllianceBernstein Muni Income Fund Florida Portfolio, AllianceBernstein Muni Income Fund Massachusetts Portfolio, AllianceBernstein Muni Income Fund Michigan Portfolio, AllianceBernstein Muni Income Fund Minnesota Portfolio, AllianceBernstein Muni Income Fund New Jersey Portfolio, AllianceBernstein Muni Income Fund New York Portfolio, AllianceBernstein Muni Income Fund Ohio Portfolio, AllianceBernstein Muni Income Fund Pennsylvania Portfolio, AllianceBernstein Muni Income Fund Virginia Portfolio (hereafter collectively referred to as the "AllianceBernstein funds") are mutual funds that are registered under the Investment Company Act and managed by Alliance Capital with their principal places of business at 1345 Avenue of the Americas, New York, NY 10105.

14. Defendants AllianceBernstein Technology Fund, Inc., AllianceBernstein Growth & Income Fund, Inc., AllianceBernstein Health Care Fund, Inc., AllianceBernstein Disciplined Value Fund, Inc., AllianceBernstein Mid-Cap Growth, Inc., AllianceBernstein Real Estate Investment Fund, Inc., AllianceBernstein Growth Fund, Inc., AllianceBernstein Select Investor Series Biotechnology Portfolio, Inc., AllianceBernstein Small Cap Value Fund, Inc., AllianceBernstein Premier Growth Fund, Inc., AllianceBernstein Select Investor Series Technology Portfolio, Inc., AllianceBernstein Value Fund, Inc., AllianceBernstein Quasar Fund, Inc., AllianceBernstein Select Investor Series Premier Portfolio, Inc., AllianceBernstein Utility Income Fund, Inc., AllianceBernstein Balanced Shares, Inc., AllianceBernstein Disciplined

Value Fund, Inc., AllianceBernstein Global Value Fund, Inc., AllianceBernstein International Value Fund, Inc., AllianceBernstein Real Estate Investment Fund, Inc., AllianceBernstein Small Cap Value Fund, Inc., AllianceBernstein Utility Income Fund, Inc., AllianceBernstein Value Fund, Inc., AllianceBernstein Blended Style - U.S. Large Cap Portfolio, Inc., Global & International Stock Funds, INC., AllianceBernstein All-Asia Investment Fund, Inc., AllianceBernstein Global Value Fund, Inc., AllianceBernstein Greater China "97 Fund, Inc., AllianceBernstein International Premier Growth Fund, Inc., AllianceBernstein International Value Fund, Inc., AllianceBernstein Global Small Cap Fund, Inc., AllianceBernstein New Europe Fund, Inc., AllianceBernstein Worldwide Privatization Fund, Inc., AllianceBernstein Select Investor Series Biotechnology Portfolio, Inc., AllianceBernstein Select Investor Series Premier Portfolio, Inc., AllianceBernstein Select Investor Series Technology Portfolio, Inc., AllianceBernstein Americas Government Income Trust, Inc., AllianceBernstein Bond Fund Corporate Bond Portfolio, Inc., AllianceBernstein Bond Fund Quality Bond Portfolio, Inc., AllianceBernstein Bond Fund U.S. Government Portfolio, Inc., AllianceBernstein Emerging Market Debt Fund, Inc., AllianceBernstein Global Strategic Income Trust, Inc., AllianceBernstein High Yield Fund, Inc., AllianceBernstein Multi Market Strategy Trust, Inc., AllianceBernstein Short Duration, Inc., AllianceBernstein Intermediate California Muni Portfolio, Inc., AllianceBernstein Intermediate Diversified Muni Portfolio, Inc., AllianceBernstein Intermediate New York Muni Portfolio, AllianceBernstein Muni Income Fund National Portfolio, Inc., AllianceBernstein Muni Income Fund Arizona Portfolio, Inc., AllianceBernstein Muni Income Fund California Portfolio, Inc., AllianceBernstein Muni Income Fund Insured California Portfolio, Inc., AllianceBernstein Muni Income Fund Insured National Portfolio, Inc., AllianceBernstein Muni Income Fund Florida Portfolio, Inc., AllianceBernstein Muni Income Fund Massachusetts Portfolio, Inc., AllianceBernstein Muni Income Fund Michigan Portfolio, Inc., AllianceBernstein Muni Income Fund Minnesota Portfolio, Inc., AllianceBernstein Muni Income Fund New Jersey Portfolio, Inc., AllianceBernstein Muni Income Fund New York Portfolio, Inc., AllianceBernstein Muni Income Muni Income Fund

Ohio Portfolio, Inc., AllianceBernstein Muni Income Fund Pennsylvania Portfolio, Inc., AllianceBernstein Muni Income Fund Virginia Portfolio, Inc., (hereafter collectively referred to as AllianceBernstein Registrants") are the parties responsible for registering the AllianceBernstein funds under the Investment Company Act and have their principal places of business at 1345 Avenue of the Americas, New York, NY 10105.

15. Defendant Gerald Malone (hereafter "Malone") was the manager of the AllianceBernstein Tech Fund at all relevant times during the Class Period. In addition, Malone managed the ACM Technology Hedge Fund and the ACM Technology Partners LLP hedge fund. On September 30, 2003, Alliance Capital suspended Malone because he disregarded conflicts of interests and engaged in activity that benefited Alliance Capital's hedge fund operations at the expense of the funds' shareholders.

16. Defendant Charles Schaffran (hereafter "Schaffran") was a marketing executive at Alliance Capital who sold Alliance Capital hedge funds at all relevant times during the Class Period. Alliance Capital suspended Schaffran on September 30, 2003 for disregarding conflicts of interest and engaging in activity that benefited Alliance Capital's hedge fund operations at the expense of fund shareholders.

17. Defendant ACM Technology Hedge Fund is a hedge fund that Defendant Malone managed.

18. Defendant ACM Technology Partners LLP is a hedge fund that Defendant Malone managed. The ACM Technology Hedge Fund and ACM Technology Partners LLP shall hereafter collectively be referred to as "ACM Hedge Funds."

19. Defendant Edward J. Stern ("Stern") is a resident of New York County, New York and was at all relevant times the managing principal of Defendants Canary Capital Partners, LLC and Canary Investment Management, LLC (collectively hereinafter "Canary".)

20. Defendant Canary Capital Partners, LLC is a limited liability company organized and existing under the laws of the State of New Jersey with its offices located at 400 Plaza Drive, Secaucus, New Jersey.

21. Defendant Canary Investment Management, LLC is a limited liability company organized and existing under the laws of the State of New Jersey with its offices located at 400 Plaza Drive, Secaucus, New Jersey.

22. Defendant Canary Capital Partners, Ltd. is a limited liability company organized and existing in Bermuda. Stern is also the Managing Principal of Canary Capital Partners, Ltd.

23. The true names and capacities (whether individual, corporate, associate, or otherwise) of Defendants John Does 1 through 100 are unknown to Plaintiff who sues said defendants by such fictitious names. Plaintiff is informed and believes that said John Does actively participated in the widespread unlawful conduct alleged herein and are legally responsible in some actionable manner for the events described herein and when the true names and capacities of said defendants have been ascertained Plaintiff will seek to amend this complaint accordingly.

PLAINTIFF'S CLASS ALLEGATIONS

24. Plaintiff brings this suit under Federal Rules of Civil Procedure 23(a) and (b)(3) on behalf of a class (the "Class") of all persons and entities who purchased, redeemed or held the mutual funds that are the subject of this lawsuit during the Class Period and who were damaged thereby. Excluded from the Class are the Defendants, officers and directors of the Company, members of their immediate families, legal representatives, heirs, successors or assigns, and any entity in which any Defendants have or had a controlling interest or which is a parent or subsidiary of such an entity.

25. The Class Members are so numerous that joinder of all members is impracticable. While the exact number of Class Members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are, at a minimum, hundreds or thousands of members in the proposed Class.

26. Common questions of law and fact exist as to all members of the Class which predominate over any questions affecting solely individual Class Members. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by Defendants' acts and/or omissions as alleged herein;

(b) whether documents, press releases, prospectuses and statements disseminated to the investing public and the shareholders during the Class period omitted and/or misrepresented material facts about the Company and its Funds;

(c) whether Defendants pursued the illegal course of conduct complained of herein;

(d) whether Defendants acted intentionally or recklessly;

(e) whether Defendants breached their fiduciary duties by engaging in the fraudulent activity described herein;

(f) whether Defendants conspired to breach fiduciary duties;

(g) whether Defendants aided and abetted others in their breach of fiduciary duties; and

(h) whether Class Members have sustained damages and, if so, what is the proper measure of such damages.

27. Plaintiff's claims are typical of the claims of the Class as Plaintiff and all Class Members sustained damage arising from Defendants' wrongful conduct in violation of the laws set forth herein.

28. Plaintiff will fairly and adequately protect the interests of the members of the Class, has no interests which conflict with those of the Class and has retained counsel competent and experienced in class and securities litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy since joinder of all members of the Class is impracticable. Furthermore, because the damages suffered by individual Class Members may be relatively small, the expense and burden of individual litigation make it impossible for Class Members individually to redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

29. From as early as October 2, 1998 through and including September 29, 2003, Defendants engaged in fraudulent and wrongful schemes that allowed certain favored investors to benefit at the expense of Plaintiff.

30. In addition, each of the Defendants, for personal gain and their own financial advantage, conspired with one another to violate the federal securities law and breach fiduciary duties to investors by engaging in a fraudulent scheme that benefited the Defendants at the expense of legitimate investors in the AllianceBernstein family of Funds. The scheme involved conspiring to aid and abet violations of fiduciary duties to investors in the various funds set forth herein in return for which Defendants received substantial fees and other income for themselves and their affiliates.

31. Defendants conspired and violated their fiduciary duties to AllianceBernstein funds' investors by allowing Canary and other favored investors to engage in "timing" of said Mutual Funds. "Timing" is an investment strategy that involves short-term, "in and out" trading of mutual fund shares which is designed to exploit inefficiencies in the way mutual fund companies price their shares. As it is generally accepted that timing inures to the detriment of long-term shareholders, mutual fund prospectuses typically state that timing is monitored and the funds work to prevent it. Nonetheless, in return for investments that would increase fund managers' fees, the Defendants herein improperly entered into undisclosed agreements to allow timing.

32. A number of mutual fund companies employ individuals known as "timing police" whose job it is to detect "timers" and prevent short-term trading activity. In the instant case, however, Defendants essentially gave Canary, the John Doe Defendants, ACM Hedge Funds, and other market timers a "pass" with the "timing police", who basically looked the other way instead of shutting down the short-term trading activity.

33. The AllianceBernstein Mutual Funds' prospectuses clearly mislead investors to believe that they would be protected against the negative effects of timing when in reality the

Defendants sold the right to time their funds to Canary, the John Doe Defendants and other hedge fund investors. The prospectuses were silent about these arrangements and Defendants profited handsomely at the ordinary investors misplaced trust.

34. Canary and the other Defendants profited significantly as a result of the undisclosed and improper timing arrangements. Plaintiff and other Class Members experienced substantial losses because the favored investors' excess profits came out of their pockets, dollar-for-dollar.

A. Timing

35. Mutual funds, including the AllianceBernstein Funds, are intended to be long-term investments and are used by many investors as a preferred savings tool for retirement and higher education. Notwithstanding, quick-turnaround traders routinely try to beat the system by trading in and out of certain mutual funds in order to exploit the inefficiencies in the way they set their NAVs.

36. This strategy works only because some funds use "stale" prices to calculate the value of securities held in the fund's portfolio. These prices are considered "stale" because they do not accurately reflect the "fair value" of such securities when the NAV is calculated. This comes into play when a U.S. Mutual fund holds shares from a foreign country where there is a time difference due to time zones. A mutual fund manager in the U.S. relying on closing prices of foreign shares may be relying on market information that is possibly fourteen hours old. In such a scenario, a trader who buys the foreign fund at a "stale" price is virtually assured of a profit when he sells the fund the following day. This and a variety of similar strategies is known as "time zone arbitrage." When fund managers take advantage of this sort of short-term arbitrage on a regular basis in a single mutual fund they are guilty of "timing" the fund.

37. A similar type of timing is known as "liquidity arbitrage." This is possible when funds contain illiquid securities like high-yield bonds or small capitalization stocks. When some

of a fund's securities might not have traded for hours before the closing in any particular locale, this can render the fund's NAV stale, and thus susceptible to being timed.

38. Timing that is effective captures an arbitrage profit that comes dollar-for-dollar out of the pockets of a funds' long-term investors. What happens is that at the last moment, the timer takes part of the buy-and-hold investors' upside when the market goes up, then the following day's NAV is reduced for those unfortunate enough to still be in the fund. If a timer sells short on bad days, as Canary did in the present case, then the arbitrage ends up making the next day's NAV lower than it would have otherwise been, and as a result the losses that investors experience are magnified in a declining market.

39. The wealth transfer of arbitrage, known as "dilution," also harms the target funds in other ways. When timers are involved in dilution, they impose their transaction costs on the long-term investors. Furthermore, trades necessitated by timer redemptions can lead to realization of taxable capital gains at an undesirable time or even result in a manager having to sell stock into a declining market. In order to deal with these pesky problems, fund managers often keep extra cash on hand to pay out the timers' profits, thus alleviating the need to sell the stock. The transfer of wealth is not eliminated by engaging in this "strategy." However, the administrative costs of such transfers are reduced. Nevertheless, engaging in these activities can reduce the overall performance of a fund by requiring a fund manager to retain a certain amount of a funds' assets in cash at all times, thereby depriving investors of the advantages of being completely invested in a rising market. Some fund managers even go so far as to enter into special investments in an attempt to "hedge" against timing activity. This hedging often results in actions that deviate from the investment strategy of a particular fund and may lead to additional transaction costs.

40. The AllianceBernstein fund managers are well aware of the negative effect that timers have on their funds. Although it is impossible for fund managers to spot every timing trade, it is relatively easy for managers to detect large and/or frequent movements in and out of funds like those made by Canary, the John Doe Defendants and ACM Hedge Funds.

41. Mutual funds managers, like Defendant Malone, can easily defeat timers because they have the power to simply reject timers' purchases. Many funds have also begun initiating short-term trading fees ("early redemption fees") that have the effect of wiping out the arbitrage that timers seek to exploit. Generally, these fees go straight into the affected fund to recoup the costs of short term trading. In addition, fund managers are required to give the fund a "fair value" by updating NAVs at the end of each day in New York when there has been a market move that might render the NAV stale. This serves to eliminate a timer's arbitrage. Mutual fund managers, as fiduciaries for their investors, are obligated to do their best to protect their customers from the dilution caused by timing.

42. The AllianceBernstein funds' managers not only failed to properly oversee their funds, but also allowed the funds to be timed. This is evident by the way the various Mutual Funds are organized. As is pretty typical, one management company was set up to run a number of mutual funds that formed a family. Even though each mutual fund was its own company, in fact the management company runs everything. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typical employees of the management company, not the mutual funds themselves. Nonetheless, the management company owes a fiduciary duty to each fund and each investor.

43. The Canary, John Does and ACM Hedge Funds Defendants kept large sums of money, often many million dollars, in the same family of mutual funds, although they moved it around from fund to fund, and assured Defendants Malone and Schaffran that they would collect management and other fees on that large amount, regardless of whether it was in the target fund, the resting fund, or somewhere in between. In addition, sometimes the manager waived the applicable early redemption fees. By doing this, the manager directly deprived the fund of money that would otherwise have partially reimbursed the fund for the impact of timing.

44. The management company makes its profit from fees it charges the funds for financial advice and other services. As these fees are typically a percentage of the assets in the fund, the more assets in the family of funds, the more money a manager makes. The timer and

the other favored investors understood this concept and offered the manager more assets in exchange for the right to time. Fund managers like Defendant Malone chose higher management fees, money in their own pockets, at the expense of the investors in the target funds.

45. The fund managers profited from fees charged to the various Mutual Funds that were measured as a percentage of the fees under management. In return for the right to engage in timing, the Canary and John Doe Defendants agreed to park substantial assets in the Funds, thereby increasing the assets and the resulting fees paid to the managers. Assets that are parked in a Fund in exchange for the right to engage in timing are known as "Sticky assets." The Defendants created an environment encouraging a false sense of trust by investors whereby said Defendants profited handsomely at the expense of said investors.

46. Not only were these undermined arrangements never disclosed to mutual fund investors, but the AllianceBernstein funds' prospectuses actually contained materially misleading statements which professed that the fund managers discouraged and worked to prevent mutual fund timing. Said prospectuses express.y warn investors about the adverse effects of timing and assures investors that the Defendants will safeguard the funds from those who might attempt to engage in market timing. This was obviously not the case.

B. The Fraudulent Scheme

47. During the Class Period, Defendants allowed Canary, the John Does and the ACM Hedge Fund Defendants to time the AllianceBernstein funds in exchange for making large investments in the ACM Hedge Funds.

48. On September 3, 2003, New York Attorney General Elliott Spitzer (hereinafter the "Attorney General") filed a complaint charging fraud, among other things, in connection with the unlawful practices alleged herein. The Attorney General alleged the following: "Canary developed a complex strategy that allowed it to in effect sell mutual funds short and profit on declining NAVs." The Attorney General further alleged:

> Bank of America.....(i) set Canary up with a state-of-the art electronic late trading platform, allowing it to trade late in the

> hundreds of mutual funds that the bank offers to its customers, (ii) gave Canary permission to time the Nations Funds Family, (iii) provided Canary with approximately $300 million of credit to finance this late trading and timing, and (iv) sold Canary the derivative short positions it needed to time the funds as the market dropped. None of these facts were disclosed in the Nations Funds prospectuses. In the process, Canary became one of Bank of America's largest customers. The relationship was mutually beneficial in that Canary made tens of millions through late trading and timing, while the various parts of the Bank of America that serviced Canary made millions themselves.

49. On September 30, 2003, before the markets opened, Alliance Capital announced the following:

> As has been publicly reported, the Office of the New York State Attorney General ("NYAG") and the United States Securities and Exchange Commission ("SEC"), are investigating practices in the mutual fund industry identified as "market timing" and "late trading" of mutual fund shares.
>
> Alliance Capital Management L.P. ("Alliance Capital"), investment adviser to the Alliance family of mutual funds, announced today that it has been contacted by these regulators in connection with this mutual fund investigation, and has been providing full cooperation.
>
> Alliance Capital also announced that, based on the preliminary results of its own ongoing internal investigation concerning mutual fund transactions, it has identified conflicts of interest in connection with certain market timing transactions. In this regard, Alliance Capital has suspended two of its employees, one of whom is a portfolio manager of the AllianceBernstein Technology Fund, and the other of whom is an executive involved with selling Alliance Capital hedge fund products.

50. On October 1, 2003, The Wall Street Journal reported that Defendants Malone and Schaffran were suspended as a result of an internal inquiry which found that certain investors had been permitted to make rapid trades in a mutual fund that was managed by Defendant Malone in exchange for making larger investments in Alliance Capital hedge funds which was also run by Defendant Malone.

51. With regards to Canary, The Wall Street Journal reported that "[defendant] Stern's firm [Canary] appears to have arrangements allowing short-term trading with Alliance Funds[.]" One article gave the following specifics and stated that "on the evening of Jan. 13, [defendant] Stern placed late trades through Bank of America's trading system to sell 4,178,074 shares of Alliance Growth and Income Fund, which at that time would have amounted to an approximately $11 million transaction."

52. The AllianceBernstein funds' prospectus created the impression that timing was not permitted in its fund and gave investors no warning that their funds would be used for timing. The prospectus further provided that the fund reserved the right to shut down market timers and stated:

> A Fund may refuse any order to purchase shares. In particular, the Funds reserve the right to restrict purchases of shares (including through exchanges) when they appear to evidence a pattern of frequent purchases and sales made in response to short-term considerations.

53. Notwithstanding the clear language expressed in the AllianceBernstein funds' prospectus, Alliance Capital permitted certain investors to make "frequent purchases and sales in response to short-term considerations."

54. One consequence of market timing is increased turnover of portfolio holdings, as managers buy or sell stocks to handle the rapid in-and-out of cash flow from timers.

55. Looking at the Alliance Bernstein Tech fund statistics clearly shows an example of Defendants fraudulent scheme. The AllianceBernstein Tech fund showed a noticeable upswing in turnover in 2002, when the corresponding portfolio's turnover was 117% for the year, according to the United States Securities and Exchange Commission ("SEC") filings. In the preceding five years, the AllianceBernstein Tech fund's portfolio's turnover had never been as high as 67% and was recorded to be as low as 46% in 2000. In the six month period ending May 31, 2003, the fund's turnover was 116%.

56. Another sign of concentrated market timing is unusual cash flow activity, of which there was sufficient data. Fund-tracker Lipper Inc. (hereinafter "Lipper") provided evidence of market timing by showing money pouring in and out in patterns.

57. The way Lipper generally estimates monthly net fund flows is by basing it on month- end net assets that are reported by the fund. Lipper then backs out any increase in assets that appear to result from market appreciation.

58. By mid-2001, a clear pattern developed of cash moving in and out of AllianceBernstein Tech fund's A-share class. For example, in April 2001, $53.7 million flowed into AllianceBernstein Tech fund A-shares and within a month there was an outflow of $54.2 million. Although A shares normally carry an up-front sales charge, according to the prospectus, there is no initial sales charge on transactions of $1,000,000 or more.

59. In further support of the cash moving pattern, in June 2001 $66.8 million flowed into the AllianceBernstein Tech fund and then in July 2001, $71.2 million flowed out. Then in January 2002, the fund took in $184.5 million, before $191.1 million flowed out the following month in February. Continuing on, in February 2003, there was an inflow of $157 million and the March outflow was $146.4 million. And finally, April had a $63.3 million inflow and then May produced a $62.2 million outflow.

60. Meanwhile, since late 2000, the other three share classes for the fund showed no evidence of such in and outs and showed almost exclusively outflows.

61. In view of the economic conditions at the time, the activity set forth herein was not typical and is solid evidence that the Defendants permitted certain investors to make rapid trades or market time the fund in exchange for making large investments in the ACM Hedge Funds.

62. The problem for long-term shareholders is that the increased portfolio turnover translates into higher trading costs and AllianceBernstein funds' brokerage commission costs soared since 2001.

63. The actions of the Defendants harmed Plaintiff and members of the Class. Defendants' actions in allowing market timing to occur caused the dilution of value of Plaintiff and Class Members shares.

64. Defendants breached their fiduciary duties to Plaintiff and the Class Members by misrepresenting to investors that they intended to curb market timers, by entering into undisclosed agreements intended to boost their own fees and by permitting their own ACM Hedge Funds to time the mutual funds. In sum, Defendants violated the Securities Act, the Exchange Act, the Investment Company Act, and common law fiduciary duties.

DEFENDANTS' FAILED TO DISCLOSE ADVERSE INFORMATION

65. The Market for AllianceBernstein funds was open, well-developed and efficient at all relevant times. The AllianceBernstein funds traded at artificially inflated prices during the Class Period as a result of the materially false and misleading statements made by the Defendants as well as by Defendants' failure to disclose important critical information. Plaintiff and other members of the Class purchased and otherwise acquired the AllianceBernstein funds relying on the integrity of the NAV for the AllianceBernstein funds, market and prospectus information and representations made by Defendants and have thereby been damaged.

66. At all relevant times, Defendants' material misrepresentations and omissions directly or proximately caused or were a substantial contributing cause of the damages sustained by Plaintiff and other Class members. As set forth herein, Defendants, during the Class Period, made or caused to be made a series of materially false or misleading statements about the AllianceBernstein funds thereby distorting the NAV of the AllianceBernstein funds, and by allowing Canary, the John Doe Defendants and ACM Hedge Funds to time the AllianceBernstein funds. As a result of these material misstatements, misrepresentations and omissions, there was an unrealistic positive assessment of the AllianceBernstein funds and Plaintiff and Class members were substantially harmed.

INDIVIDUAL DEFENDANTS' SCIENTER

67. Defendants knew that the public documents and statements issued or disseminated in the name of the AllianceBernstein funds were materially false and misleading; knew that the statements and/or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as significant violations of the federal securities laws. The Defendants, by virtue of their receipt of information reflecting the true facts regarding the AllianceBernstein funds, their control over and/or receipt and/or modification of AllianceBernstein funds' materially misleading misstatements and/or their associations with the AllianceBernstein funds which made them privy to confidential proprietary information concerning the AllianceBernstein funds, participated in the fraudulent scheme alleged herein.

68. In addition, Defendants knew and/or recklessly disregarded the falsity and misleading nature of the information that was passed on to the investing public. The ongoing fraudulent scheme could not have prevailed over the substantial time period involved herein without the knowledge and complicity of personnel at the highest levels, including the Individual Defendants named herein.

69. Furthermore, the Fund Defendants were highly motivated to allow and facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices described herein, the Fund Defendants, among other things, received increased management fees from "sticky assets" and other hidden compensation paid in the form of increased returns in the ACM Hedge Funds. In short, Defendants siphoned money out of the mutual funds and into the ACM Hedge Funds and their own personal pockets.

70. The Defendants were motivated to participate in the wrongful scheme by the huge profits they received therefrom. They systematically pursued the scheme with full knowledge of the consequences to other investors.

71. These material misrepresentations and omissions directly caused or substantially contributed to the damages sustained by Plaintiff and the other Class Members.

FRAUD-ON-THE-MARKET DOCTRINE

72. At all relevant times, the market for the AllianceBernstein funds was an efficient market for the following reasons: (a) The AllianceBernstein funds met the requirements for listing; (b) The AllianceBernstein funds were actively traded on a highly efficient and automated market; (c) The AllianceBernstein funds filed periodic public reports with the SEC, (d) The AllianceBernstein funds regularly communicated with public investors via established market communication mechanisms; and (e) The AllianceBernstein funds were followed by several securities analysts of major brokerage firms, reports of which were publicly available.

73. The market for the AllianceBernstein funds promptly obtained current information regarding the AllianceBernstein funds from all publicly available sources and reflected such information in the AllianceBernstein funds' NAV. All purchasers and/or owners of the AllianceBernstein funds during the Class Period suffered similar injury through purchase and/or holding of the AllianceBernstein funds at distorted prices and a presumption of reliance applies.

DEFENDANTS' MISREPRESENTATIONS ARE NOT ENTITLED TO PROTECTION UNDER THE STATUTORY SAFE HARBOR

74. The statutory safe harbor provided for forward-looking statements does not apply to any of the false statements pled in this Complaint. The statements complained of herein either are not forward-looking, but misstatements of present conditions or, as to those statements that are arguably forward-looking, such statements were not specifically identified as "forward-looking statements" when made. To the extent that any of the statements complained of herein were forward-looking statements and identified as such, they were not accompanied by meaningful cautionary statements identifying the important factors that could and did cause actual results to differ materially from those in such statements. Moreover, to the extent that there are any forward-looking statements pled herein, Defendants are liable for those false

forward-looking statements because, at the time each was made, either the particular speakers knew that the statement was false and misleading and/or the forward-looking statement was authorized by an executive officer of Defendants who knew that they were false and misleading.

COUNT I

For Violations of Section 11 Of The Securities Act Against AllianceBernstein Registrants

75. Plaintiff incorporates by reference the allegations set forth above as if set forth fully herein.

76. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. §77k, on behalf of the Plaintiff and other Class Members against the AllianceBernstein Registrants.

77. AllianceBernstein Registrants are the registrants for one or more of the AllianceBernstein funds sold to Plaintiff and other Class Members and are statutorily liable under Section 11. AllianceBernstein Registrants issued, caused to be issued and participated in the issuance of the materially false and misleading written statements and/or omissions of material facts that were contained in the Prospectuses.

78. Prior to purchasing units of any of the AllianceBernstein funds, Plaintiff and other Class Members were provided the appropriate Prospectuses. Plaintiff and other Class Members' purchases of shares of the AllianceBernstein funds are traceable to the false and misleading Prospectuses and the damages resulted therefrom.

79. As set forth herein, the statements contained in the Prospectuses were materially false and misleading for a number of reasons, including that it was stated that it was the practice of the AllianceBernstein funds to monitor and take steps to prevent timed trading because of its adverse effect on fund investors, and that the trading price was determined as of 4 p.m. each trading day with respect to all investors when, in fact, select investors (Canary and the John Does) were allowed to engage in timed trading and trade at the previous day's prices. The Prospectuses failed to disclose and misrepresented, inter alia, the following material and adverse

facts: (a) that defendants had agreed to allow Canary and John Doe Defendants and the ACM Hedge Funds to time its trading of the AllianceBernstein funds shares; (b) that, pursuant to those agreements, Canary and John Doe Defendants and the ACM Hedge Funds regularly timed the AllianceBernstein funds; (c) that, contrary to the express representations in the Prospectuses, the AllianceBernstein funds only enforced their policy against frequent traders selectively; (d) that the Defendants regularly allowed Canary and John Doe Defendants and the ACM Hedge Funds to engage in trades that were disruptive to the efficient management of the AllianceBernstein funds and/or increased the AllianceBernstein funds' costs and thereby reduced the AllianceBernstein funds' actual performance; and (e) the Prospectuses failed to disclose that, pursuant to the unlawful agreements, the Defendants, Canary and John Doe Defendants benefited financially at the expense of Plaintiff, Class Members and the AllianceBernstein fund investors.

80. Plaintiff and the other Class Members have sustained significant damages evidenced by the decreased value of the AllianceBernstein funds shares which occurred subsequent to and as a result of Defendants' violations.

81. The AllianceBernstein fund shares purchased by Plaintiff and other Class Members are traceable to the defective Prospectuses. Plaintiff and the other Class Members had no knowledge of the facts concerning the false and misleading statements or omissions alleged herein and could not have reasonably ascertained such knowledge. This claim is brought within the applicable statute of limitations period.

COUNT II

For Violations Of Section 15 Of The Securities Act Against Defendants Alliance Capital Management Holdings, L.P., Alliance Capital Management Corporation, Alliance Capital Management L.P., and AXA Financial, Inc. as Control Persons

82. Plaintiff incorporates by reference the allegations set forth above as if set forth fully herein.

83. This claim is brought pursuant to Section 15 of the Securities Act against Alliance Capital Management Holdings, L.P., Alliance Capital Management Corporation, Alliance

Capital Management L.P., and AXA Financial, Inc. (collectively hereinafter referred to as "Alliance Capital"), as control persons of AllianceBernstein Registrants. These Defendants can properly be treated as a group for pleading purposes and it is further appropriate to presume that the false, misleading and incomplete information conveyed in the AllianceBernstein funds' Prospectuses, public filings, press releases and other publications are the collective actions of Alliance Capital Management Holdings L.P.

84. AllianceBernstein Registrants are liable under Section 11 of the Securities Act as set forth herein.

85. Alliance Capital is a "control person" of the AllianceBernstein Registrants pursuant to Section 15 of the Securities Act. According to the Act, each entity is a "control person" by virtue of its position of operational control and/or authority over the AllianceBernstein Registrants. AllianceBernstein Registrants directly and indirectly had the power and authority and exercised such thereby causing AllianceBernstein Registrants to engage in the wrongful conduct complained of herein. AllianceBernstein Registrants issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the Prospectuses.

86. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, Alliance Capital is liable to Plaintiff and other Class Members for the Alliance Capital Management's primary violations of Section 11 of the Securities Act.

87. Plaintiff and other Class Members are entitled to damages against Alliance Capital Management Holdings L.P. as a result of the foregoing as alleged herein.

COUNT III

For Violations of Section 10(b) of the Exchange Act and Rule 10b-5 of the SEC Against All Defendants

88. Plaintiff incorporates by reference the allegations set forth above as if set forth fully herein.

89. This count is brought against all Defendants.

90. During the Class Period, individually and in concert, each of the Defendants, while in possession of material adverse non-public information, directly and indirectly, by means of instrumentalities of interstate commerce and/or of the mails, carried out a plan, scheme and course of conduct that caused Plaintiff and other Class Members to purchase AllianceBernstein fund shares or interest at distorted prices or that concealed adverse material information about the AllianceBernstein funds' operations and deceived the investing public.

91. Defendants engaged in the following inappropriate activities: (a) employing devices, schemes, and artifices to defraud; (b) making untrue statements of material fact and omitting to state material facts necessary to make the statements not misleading; and (c) engaging in acts, practices and a course of conduct which operated as a fraud and deceit upon the purchasers of the AllianceBernstein funds, including Plaintiff and other Class Members, in an effort to benefit personally through undisclosed manipulative trading tactics by which they wrongfully appropriated AllianceBernstein funds' assets and otherwise distorted the pricing of their securities in violation of Section 10(b) of the 1934 Exchange Act and Rule 10b-5 thereunder.

92. Defendants knew or recklessly disregarded that the Prospectuses and other publicly issued reports were materially false and misleading, contained misrepresentations and omissions of material facts and knowingly and recklessly participated in the issuance or dissemination of such statements as primary violators of the federal securities laws. The ongoing fraudulent scheme described in this Complaint could not have been perpetrated over such a substantial period of time without the knowing or reckless complicity of Defendants and was done knowingly or recklessly for the purpose and effect of concealing the truth.

93. Defendants employed devices, schemes and artifices to defraud and a course of conduct and scheme as alleged herein to unlawfully manipulate and profit from secretly timed trading and therefore such actions operated as a fraud and deceit upon Plaintiff and Class Members.

94. As a result of the dissemination of the materially false and misleading information and the failure of Defendants to disclose material facts, the market price of AllianceBernstein funds were distorted during the Class Period as they did not reflect the risks and costs of the continuing course of conduct alleged herein. Plaintiff suffered damage in that, in reliance on the integrity of the market, the false and misleading statements made by Defendants and/or on the absence of material adverse information that was known to or recklessly disregarded by Defendants but not disclosed to the public, Plaintiff and other Class Members acquired shares or interests in the AllianceBernstein funds during the Class Period at distorted prices and they were damaged thereby. Plaintiff would not have purchased or otherwise acquired their shares, or at least not at the distorted prices, had they been aware that the market prices had been artificially and falsely distorted by Defendants' false and misleading statements.

95. At the time of the misrepresentations and omissions set forth herein, Plaintiff and other Class Members were unaware of any deception and believed all information expressed to them was true. If Plaintiff and other Class Members had known the truth regarding the AllianceBernstein funds operations, which was not disclosed by Defendants, then Plaintiff and other Class Members would not have purchased or otherwise acquired their shares or interests, or at least not at the distorted prices.

96. Defendants violated Section 10(b) of the Exchange Act, and Rule 10b-6, thereunder.

97. As a direct and proximate result of Defendants' wrongful conduct, Plaintiff and the Class Members suffered damages in connection with their respective purchases and sales of the AllianceBernstein funds shares during the Class Period.

COUNT IV

For Violation of Section 20(a) of the Exchange Act Against Alliance Capital Management Holdings, L.P., Alliance Capital Management Corporation, Alliance Capital Management L.P., AXA Financial, Inc. and the AllianceBernstein Registrants

98. Plaintiffs incorporate by reference the allegations contained above as if fully set forth herein.

99. This count is brought against Alliance Capital Management Holdings, L.P. as control person of Alliance Capital Management L.P.; against Alliance Capital Management Corporation as control persons of Alliance Capital Management Holdings, L.P., against Alliance Capital Management L.P. as control person of the AllianceBernstein Registrants; against AXA Financial, Inc. as control persons of Alliance Capital Management Corporation; and against the AllianceBernstein Registrants as control persons of the AllianceBernstein funds.

100. The Defendants set forth above acted as controlling persons within the meaning of §20(a) of the Exchange Act as alleged herein.

101. It is proper to treat these three Defendants as a group for pleading purposes and to allege that the materially false, misleading and incomplete information conveyed in the AllianceBernstein funds' public filings, prospectuses, press releases and other publications are the collective actions of Alliance Capital Management Holdings, L.P., Alliance Capital Management Corporation, Alliance Capital Management L.P., AXA Financial, Inc. and the AllianceBernstein Registrants.

102. Each of the three Defendants acted as controlling persons of the AllianceBernstein funds within the meaning of Section 20(a) of the Exchange Act for the following reasons. By virtue of their operational and management control of the AllianceBernstein funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Alliance Capital Management Holdings, L.P., Alliance Capital Management Corporation, Alliance Capital Management L.P., AXA Financial, Inc. and the AllianceBernstein Registrants each had the power to influence and control, directly or indirectly, the decision-making and actions of the AllianceBernstein funds, and did so influence and control

same, including the content and dissemination of the various statements which Plaintiff contends are false and misleading. Alliance Capital Management Holdings, L.P., Alliance Capital Management Corporation, Alliance Capital Management L.P., AXA Financial, Inc. and the AllianceBernstein Registrants had the ability to prevent the issuance of the statements alleged to be false and misleading or cause such statements to be corrected and failed to do so.

103. Each of the Defendants, Alliance Capital Management Holdings, L.P., Alliance Capital Management Corporation, Alliance Capital Management L.P., AXA Financial, Inc. and the AllianceBernstein Registrants had direct and supervisory involvement in the operations of the AllianceBernstein funds and therefore, each is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

104. As set forth above, each of the Defendants, Alliance Capital Management Holdings, L.P., Alliance Capital Management Corporation, Alliance Capital Management L.P., AXA Financial, Inc. and the AllianceBernstein Registrants violated Section 10(b) and Rule 10b-5 by their acts and/or omissions as alleged in this Complaint. By virtue of their positions as controlling persons, each of said Defendants, Alliance Capital Management Holdings, L.P., Alliance Capital Management Corporation, Alliance Capital Management L.P., AXA Financial, Inc. and the AllianceBernstein Registrants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of Defendants wrongful conduct, Plaintiff and the other Class Members suffered damages in connection with their purchase and or holding of AllianceBernstein funds securities during the Class Period.

COUNT V

For Violations of Section 36(a) of the Investment Company Act of 1940 Against All Defendants

105. Plaintiff incorporates by reference the allegations set forth above as if set forth fully herein.

106. This count is brought against all Defendants.

107. This claim for relief is brought pursuant to Section 36(a) of the Investment Company Act of 1940 wherein an implied private right of action exists. See McLachlan v Simon, 31 F. Supp.2d 731 (N.D. Cal. 1998).

108. Section 36(a) of the Investment Company act provides that Defendants are deemed to owe a fiduciary duty to Plaintiff with respect to the fees and compensation that Defendants receive for services of a material nature.

109. In the instant case, Defendants devised, implemented and engaged in a scheme to collect for themselves and their affiliates substantial fees and other income by allowing Canary, the John Doe Defendants, ACM Hedge Funds and other favored investors to engage in timing of the AllianceBernstein funds throughout the Class Period and in violation of their fiduciary duties to Plaintiff and other Class Members, their customers.

110. Defendants breached their fiduciary duties to Plaintiff by devising this plan and scheme solely for its own financial benefit and for failing to reveal material facts which would allow Plaintiff and other Class Members an opportunity to make informed decisions about the true value and performance of the AllianceBernstein funds.

111. Plaintiff and the other Class Members have been injured and suffered damage as a result of Defendants' breach of fiduciary duty and violation of Section 36(a) of the Investment Act of 1940.

COUNT VI

For Violations of Section 36(b) of the Investment Company Act of 1940 Against All Defendants

112. Plaintiff incorporates by reference the allegations set forth above as if set forth fully herein.

113. This claim for relief is brought pursuant to Section 36(b) of the Investment Company Act of 1940 against all Defendants.

114. Section 36(b) of the Investment Company Act provides that Defendants are deemed to owe a fiduciary duty to Plaintiff with respect to the fees and compensation that Defendants' received for services of a material nature.

115. In the instant case, Defendants devised, implemented and engaged in a scheme to collect for themselves and their affiliates substantial fees and other income by allowing Canary, the John Doe Defendants, ACM Hedge Funds and other favored investors to engage in timing of the AllianceBernstein funds throughout the Class Period and in violation of their fiduciary duties to Plaintiff and other Class Members, their customers.

116. Defendants breached their fiduciary duties to Plaintiff by devising this plan and scheme solely for its own financial benefit and for failing to reveal material facts which would allow Plaintiff and other Class Members an opportunity to make informed decisions about the true value and performance of the AllianceBernstein funds.

117. Plaintiffs and the other Class Members have been injured and suffered damage as a result of Defendants' breach of fiduciary duty and violation of Section 36(b) of the Investment Act of 1940.

COUNT VII

For Breach of Fiduciary Duties Against All Defendants

118. Plaintiff incorporates by reference the allegations set forth above as if set forth fully herein.

119. This count is brought against all Defendants.

120. Plaintiff and the other Class Members placed their trust and confidence in Alliance Capital to manage the assets in which they invested in the AllianceBernstein funds.

121. Plaintiff and the other Class Members reasonably expected that Alliance Capital would honor its obligations to investors and observe the securities laws by upholding the representations made in the AllianceBernstein funds' prospectuses.

122. Alliance Capital, who was aided and abetted by the other Defendants, who are co-conspirators, breached its fiduciary duties to Plaintiff and other Class Members by violating the securities laws and breaching express and implied representations contained in the AllianceBernstein funds' prospectuses to the detriment of Plaintiff and for the benefit of the AllianceBernstein funds and each of the others Defendants.

123. Each of the Defendants was an active participant in the breach of fiduciary duty and each participated in said breach for the purpose of advancing their own interests.

124. Plaintiff and the other Class Members have been specially injured by Defendants' wrongdoing. For instance, those Class Members who redeemed their shares during the Class Period received less than what they would have been entitled to had certain individuals not engaged in market timing. Furthermore, those Class Members who purchased their mutual fund shares legally were treated differently than those engaged in market timing.

125. Alliance Capital, and those other Defendants who are also co-conspirators, acted in bad faith, seeking personal gain and furtherance of their own financial advantage in connection with the wrongful conduct complained of in this complaint.

126. As a direct and proximate result of Defendants' foregoing breaches of fiduciary duties, Plaintiff and the other Class Members have suffered damages.

127. Alliance Capital and the other Defendants, as aiders, abettors, and co-conspirators, are each jointly and severally liable for an amount to be determined at trial.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment as follows:

(i) A determination that this action is a proper class action, designating Plaintiff as Lead Plaintiff and certifying Plaintiff as class representative under Rule 23 of the Federal Rules of Civil Procedure and their counsel as Lead Counsel;

(ii) An award of compensatory damages in favor of Plaintiff and the other Class Members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

(iii) An award to Plaintiff and the Class of their reasonable costs and expenses incurred in this action, including counsel fees and expert fees, and including pre-judgment and post-judgment interest;

(iv) An award of extraordinary, equitable and/or injunctive relief as permitted by law, equity and the applicable federal statutes in order to insure that Plaintiff has an effective remedy for Defendants' wrongful conduct; and

(v) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: December 3, 2003

Respectfully Submitted,

LOWENSTEIN SANDLER, PC

Michael S. Etkin (ME 0570)
1330 Avenue of the Americas, 21st Floor
New York, New York 10019
Telephone: (212) 262-6700
Facsimile: (212) 262-7402

Local Counsel for Plaintiff

-and-

DAVID B. KAHN & ASSOCIATES
David B. Kahn, Esq.
Mark E. King, Esq.
One Northfield Plaza, Suite 100
Northfield, Illinois 60093
Telephone: (847) 501-5083

Counsel for Plaintiff